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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                    FORM 6-K
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                        REPORT OF FOREIGN PRIVATE ISSUER

 Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

                          For the month of October 2007
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                                   JACADA LTD.
                 (Translation of registrant's name into English)
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                           11 Galgalei Haplada Street
                             Herzliya, 46722 Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X    Form 40-F __

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):


Yes  ____  No    X


Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


Yes  ____  No    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X


If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- _N/A__

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                                    CONTENTS


This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release, released publicly on October 9, 2007: Central Hudson Gas & Electric Selects Jacada Solutions

2. Press Release, released publicly on October 17, 2007: Station Casinos Selects Jacada Unified Service Desktop Solution
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                                   SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    JACADA LTD.
                                    By:       /S/    TZVIA BROIDA
                                        ----------------------------------------
                                    Name:     Tzvia Broida
                                    Title:    Chief Financial Officer

    Dated: October 30, 2007
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

                                  EXHIBIT INDEX

1. Press Release, released publicly on October 9, 2007: Central Hudson Gas & Electric Selects Jacada Solutions

2. Press Release, released publicly on October 17, 2007: Station Casinos Selects Jacada Unified Service Desktop Solution

                                                                       Exhibit 1

         Central Hudson Gas & Electric Selects Jacada Solutions

    ATLANTA--(BUSINESS WIRE)--Oct. 9, 2007--Jacada Ltd. (Nasdaq:
JCDA), a leading provider of unified desktop and process optimization solutions for customer service operations, announced details today of a material contract previously announced on August 7, 2007. The agreement is with Central Hudson Gas & Electric, a regulated gas and electricity provider serving approximately 367,000 customers in eight counties of New York State's Mid-Hudson River Valley. Revenue from the contract will be recognized in future quarters.

    Central Hudson Gas & Electric sought a solution that would eliminate the desktop complexity in the company's customer service organization in order to allow agents to deliver a consistent and improved customer experience. From a technical perspective, the company required a solution that would leverage reusable web services as part of its Service-Oriented Architecture (SOA) strategy. The company selected Jacada unified service desktop and process optimization solutions to automate critical call processes and integrate their existing business systems into a simplified customer service desktop.

    "Customer satisfaction is a top priority for us and we are committed to improving the effectiveness and efficiency of our customer service operations," said Charlie Freni, senior vice president of Customer Services for Central Hudson Gas & Electric. "After a very comprehensive search for a solution provider, we partnered with Jacada because of the company's expertise in solving complicated customer service issues. The Jacada team's thorough, consultative approach allowed them to truly understand our business and provide a detailed analysis of our process pain points. The Jacada solutions will not only simplify our agents' desktops, but will optimize and guide them through critical call processes such as customer moves, billing and collections."

    "The customer service agents at Central Hudson Gas & Electric are dealing with issues we see impacting utility providers throughout the industry: aging applications that are misaligned with call flows and complex desktop environments," said Joe Horne, vice president of Americas sales for Jacada. "Our unified service desktop and non-invasive integration solutions help these providers meet or exceed their service level requirements and enforce best practices and procedures, without having to replace or re-write their large and complex customer information systems. We are excited to have the opportunity to help Central Hudson Gas & Electric significantly improve their customer service operations."

    About Jacada

    Jacada is a leading global provider of unified service desktop and process optimization solutions that simplify and automate customer service processes. By bridging disconnected systems into a single, "intelligent" workspace, Jacada solutions create greater operational efficiency and increase agent and customer satisfaction. Founded in 1990, Jacada has more than 1200 customers and operates globally with offices in Atlanta, Georgia; Herzliya, Israel; London, England and Munich, Germany. Jacada can be reached at www.jacada.com.

    About Central Hudson Gas & Electric Corp.

    Central Hudson Gas & Electric Corp. is a regional utility delivering energy to approximately 296,000 electric and about 72,000 natural gas customers throughout portions of eight counties within a 2,600-square-mile service territory in New York's Mid-Hudson Valley region, extending north from the suburbs of metropolitan New York City to the Capital District at Albany. Central Hudson is a subsidiary of CH Energy Group, Inc., a family of companies seizing new opportunities in the energy marketplace and serving nearly 470,000 customers.

    This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

    CONTACT: Jacada
             Media Contact:
             Cindy Curtin
             770-352-1300
             ccurtin@jacada.com
             or
             Investor Relations Contact:
             Peter Seltzberg
             Hayden Communications
             646-415-8972
             peter@haydenir.com

                                                                       Exhibit 2

    Station Casinos Selects Jacada Unified Service Desktop Solution

       Jacada Realizing Continued Success in Casino Entertainment
                                Industry

    ATLANTA--(BUSINESS WIRE)--Oct. 17, 2007--Jacada Ltd. (Nasdaq:
JCDA), a leading provider of unified desktop and process optimization solutions for customer service operations, today announced that it has entered into a definitive agreement with Station Casinos, Inc. (NYSE:
STN).

    As a leading provider of gaming and entertainment venues throughout Las Vegas, Station Casinos sought to create a unified interface and desktop for their guest service agents. The Jacada unified service desktop and customer interaction management solution provides a consistent and simplified presentation, increasing agent productivity and improving overall guest service.

    "Station Casinos is taking guest service to the next level," said Sandra Green, corporate vice president of hotel operations for Station Casinos. "Jacada will enable our guest service agents to have a positive interaction each and every time they speak with our guests."

    This is the second major entertainment organization to select Jacada solutions within the past three months. "It is extremely gratifying and rewarding to Jacada to be invited to partner once again within an industry widely recognized to have the highest quality and emphasis on customer experience excellence," said Paul O'Callaghan, president of Jacada. "Our mutual vision and goal is to provide an immediate identification with unique customer satisfaction. This is a growth market for both Station Casinos and for Jacada, and we're seeing the strategic and significant advantage of unified service desktop and customer interaction management solutions coming to fruition."

    About Station Casinos, Inc.

    Station Casinos, Inc. is the leading provider of gaming and entertainment to the residents and tourists of Las Vegas, Nevada. Station Casinos' properties are regional entertainment destinations and include various amenities, including numerous restaurants, entertainment venues, movie theaters, bowling and convention/banquet space, as well as traditional casino gaming offerings such as video poker, slot machines, table games, bingo and race and sports wagering.

    About Jacada

    Jacada is a leading global provider of unified service desktop and process optimization solutions that simplify and automate customer service processes. By bridging disconnected systems into a single, "intelligent" workspace, Jacada solutions create greater operational efficiency and increase agent and customer satisfaction. Founded in 1990, Jacada has more than 1200 customers and operates globally with offices in Atlanta, Georgia; Herzliya, Israel; London, England and Munich, Germany. Jacada can be reached at www.jacada.com.

    This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

    CONTACT: Jacada
             Media Contact:
             Cindy Curtin
             770-352-1300
             ccurtin@jacada.com
             or
             Investor Relations Contact:
             Peter Seltzberg
             Hayden Communications
             646-415-8972
             peter@haydenir.com